
Mail Stop 3720

February 1, 2010

Mr. Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382

>   **RE: Nobel Learning Communities, Inc.**
>   **Form 10-K for Fiscal Year Ended June 27, 2009**
>   **Filed September 9, 2009**
>
>   **Form 10-Q for Fiscal Year Ended September 26, 2009**
>   **File No. 1-10031**

Dear Mr. Frank:

We have reviewed your filings and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 27, 2009

Cover Page

1. In future filings, please also reference the Series A Junior Preferred Stock Purchase Rights as a class of securities registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note that you registered this class of securities on a Form 8-A filed July 22, 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Introduction, page 24

2. In future filings, please revise the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results. A good introduction or overview would:

   a. include economic or industry-wide factors relevant to the company;
   b. serve to inform the reader about how the company earns revenues and income and generates cash;
   c. to the extent necessary or useful to convey this information, discuss the company's line of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the description of business section); and
   d. provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks.

   For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Critical Accounting Policies, page 53

Goodwill, page 54

3. We note that goodwill accounted for approximately 60% of total assets at June 27, 2009. We also note that you experienced a net loss and negative cash from operating activities for the thirteen weeks ended September 26, 2009 and a decline in your stock price. If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose in future filings the following information:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A, that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

For further guidance, refer to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with this comment.

Note 3. Acquisitions, page F-12

4. Tell us what you mean by your statement that "(p)ro-forma data incorporates the use of cash basis accounting of certain acquired entities."

Note 8. Change in Accounting Estimate, page F-15

5. Please describe for us in more detail the nature of the accelerated depreciation recorded for rent and general and administrative expenses. Tell us the nature of the assets and clarify whether they were fully impaired when the schools were closed. In addition, tell us why these amounts were not recorded in discontinued operations.

Note 15. Discontinued Operations, page F-20

6. Describe for us the provisions of the lease that permit you to cease making rent payments and explain your basis for not accruing the payments withheld to date. In addition, tell us how you determined that it was appropriate to present this school within discontinued operations.

Information Incorporated Into Part III by Reference to Proxy Statement

Summary Compensation Table, page 24 of the Proxy Statement

7. In future filings, please revise to present the information concerning the compensation of the named executive officers for each of the company's last <u>three</u> completed fiscal years. In this regard, we note that you currently only present information for each of the last two completed fiscal years. Please refer to Item 402(c)(1) of Regulation S.-K.

Form 10-Q for Fiscal Quarter Ended September 26, 2009

Item 2. Management's Discussion and Analysis of Financial Condition…, page 17

8. In future filings, please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties which are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that enrollment at comparable schools declined last quarter (and for the past several periods) "due in large part to current economic activity affecting unemployment rates which has contributed towards an overall reduction in enrollment in certain geographic areas in which the Company operates." However, you do not provide a thorough discussion of how you believe this known trend will impact your revenues or income in future periods. Further, we note that tuition rate increases have played a significant role in offsetting declining enrollment. However, you do not discuss whether this offsetting is expected to continue as a result of future tuition rate increases. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Carlos Pacho

/for/ Larry Spirgel
Assistant Director